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                                                                    EXHIBIT 113

                             [JP MORGAN LETTERHEAD]




November 11, 1997

The Board of Directors
Pennzoil Company
P.O. Box 2967
Houston, Texas 77252-2967

Attention:  Mr. James L. Pate
            Chairman and Chief Executive Officer

Ladies and Gentlemen:

Reference is made to our opinion, dated as of October 14, 1997 (the "Opinion"), to the Board of Directors of Pennzoil Company (the "Company"). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Opinion.

On the basis of and subject to the matters set forth in the Opinion, we hereby confirm that it is our opinion as of the date hereof that the consideration proposed to be paid to the holders of the Shares pursuant to the Amended Offer is inadequate, from a financial point of view, to such Holders.

This letter is provided for the benefit of the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Amended Offer. This letter does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender Shares in the Amended Offer. This letter may not be disclosed, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. This letter may be reproduced in full in an Amendment to the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company with the Commission.


Very truly yours,


J.P. MORGAN SECURITIES INC.